Exhibit (a)(2)

FORM OF ANNOUNCEMENT OF OFFER TO AMEND

We are pleased to announce that today EMCORE Corporation (“EMCORE,”, the “Company,” “us” or “we”)is launching a tender offer that offers eligible employees who hold options that may potentially be subject to Section 409A of the Internal Revenue Code of  1986, as amended (“Section 409A”) the opportunity to amend their options to avoid any adverse tax consequences under Section 409A (the “Offer”).  You are receiving this announcement because you hold one or more options eligible for amendment pursuant to the Offer.  The Offer is described in complete detail in the Offer to Amend Eligible Options (the “Offer to Amend”) and a set of Frequently Asked Questions, which are attached to this announcement.

An outstanding option to purchase shares of our common stock will be eligible for amendment pursuant to the Offer and deemed to be an “Eligible Option” if it meets all of the following conditions:

•	the option was granted under the Plan;

•
the exercise price per share currently in effect for the option is less than the closing sale price per share of our common stock on the date that has been determined to be the correct date of grant of the option in accordance with the terms of the Plan (in such circumstances, there is a risk to the holder that, for tax purposes, the exercise price per share may be considered to be less than the fair market value per share on the date of grant);

•
the option is held by an individual who is, today and on the Expiration Date (as defined below) of the Offer, a current employee of EMCORE and is subject to income taxation in the United States with respect to that option (an “Eligible Optionee”);

•	the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, the unvested portion of the option may be eligible for amendment); and

•	the option is outstanding on the Expiration Date of this Offer.

Through its voluntary inquiry into its historical practices with respect to the granting of stock options, the Company determined that an incorrect grant date was used in granting certain options.  As a result the Eligible Options were granted at an exercise price below the fair market value of the Company’s common stock on the most appropriate measurement date for the Eligible Options.  Because of this, there is a risk to the holder that, for tax purposes, the exercise price per share may be considered to be less than the fair market value per share of our common stock on the date of grant.  Unless remedial action is taken to adjust the exercise price of an Eligible Option before the earlier of (1) December 31, 2008 or (2) the date on which an Eligible Optionee exercises an Eligible Option, that Eligible Option may be subject to these adverse tax consequences under Section 409A.  Eligible Optionees may be able to avoid such adverse tax consequences only if certain changes are made to the Eligible Options.  Accordingly, EMCORE is making the Offer so that the Eligible Optionees holding one or more Eligible Options will have the opportunity to amend those Eligible Options to the extent necessary to avoid such adverse tax consequences.  The adverse tax consequences of Section 409A do not apply to options that vested on or prior to December 31, 2004 or that were granted with an exercise price at or above the fair market value per share of our common stock on the date of grant.

Brief Description of the Offer

Amendment to Increase Exercise Price to Adjusted Exercise Price.  If an Eligible Option is properly tendered and accepted and not validly withdrawn pursuant to the Offer, the amendment will increase the exercise price per share currently in effect for the Eligible Option to the Fair Market Value (as defined below) per share of our common stock on the date of grant of the Eligible Option.  The new exercise price per share will be designated the “Adjusted Exercise Price” and will become effective on the first business day following the expiration of the Offer, which we expect to be December 18, 2008 (the “Amendment Date”).  The Eligible Option as so amended with the Adjusted Exercise Price will be designated an “Amended Option.”  The “Fair Market Value” per share of our common stock on any date means the closing price per share of our common stock on that date on The NASDAQ Global Market.

Cash Payment.  The Eligible Optionees whose Eligible Options are amended to increase the exercise price pursuant to the Offer will become entitled to receive from us a special cash payment (the “Cash Payment”) with respect to those Eligible Options.  The amount of the Cash Payment payable with respect to the Eligible Options that are amended to increase the exercise price to the Adjusted Exercise Price will be determined by multiplying (1) the amount by which the Adjusted Exercise Price exceeds the exercise price per share currently in effect for an Eligible Option by (2) the number of shares of our common stock purchasable under that Eligible Option at the Adjusted Exercise Price.  The Cash Payment will be paid on the first regular payroll date after January 1, 2009. Under applicable Internal Revenue Service regulations, the Cash Payment may not be made in the same year as the Amendment Date.  The Cash Payment, when made, will be subject to all applicable withholding taxes required to be withheld byEMCORE.

Expiration Date.  The Offer will expire at 11:59 p.m., Mountain Time, on December 17, 2008, unless extended (the “Expiration Date”).

Action Items Required by You

You will receive from us a personalized Letter of Transmittal that contains the following information with respect to the Eligible Options you hold: (1) the current exercise price in effect for the Eligible Options, (2) the number of shares underlying the Eligible Options, (3) the date of grant of the Eligible Options and (4) the Fair Market Value per share of our common stock on the date of grant of the Eligible Options.  All of the options set forth in your personalized Letter of Transmittal will be Eligible Options.  To tender one or more of your Eligible Options for amendment pursuant to the Offer, you must properly complete and sign your Letter of Transmittal and timely deliver your Letter of Transmittal and any other required documents in the manner set forth in the Offer to Amend and the related Letter of Transmittal and its instructions.

If you choose not to accept the Offer to amend your Eligible Options and take no other action to bring those options into compliance with Section 409A, then you may be subject to the adverse tax consequences under Section 409A (and similar state tax laws) in the manner discussed above and in the Offer to Amend.  You will be solely responsible for any taxes, penalties or interest you may incur under Section 409A (and similar state tax laws).  In addition, if your Eligible Options are not amended pursuant to the Offer, you will not become eligible to receive the Cash Payment.

We urge you to read the entire Offer to Amend, the Frequently Asked Questions and your personalized Letter of Transmittal very carefully before accepting the Offer.

Key Dates to Remember

The key dates to remember in connection with the Offer are as follows:

The Offer will commence on November 19, 2008.

The Offer will expire at 11:59 pm, Mountain Time, on December 17, 2008 (unless we extend the Offer).

The Eligible Options will be amended on December 18, 2008 (unless we extend the Offer).

The Cash Payment will be paid on the first regular payroll date after January 1, 2009.

Additional Information

For additional information or assistance, you should contact Keith Kosco, Chief Legal Officer and Corporate Secretary, at (505) 332-5044 or Keith_Kosco@EMCORE.com.